As filed with the Securities and Exchange Commission on April 14, 2005
Registration No. 333-121473

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

on
Form S-3
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Delta Air Lines, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	58-0218548
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Hartsfield-Jackson Atlanta International Airport

Atlanta, Georgia 30320
(404) 715-2600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gregory L. Riggs, Esq.

Senior Vice President — General Counsel and
Chief Corporate Affairs Officer
Delta Air Lines, Inc.
P.O. Box 20706
Atlanta, Georgia 30320-6001
(404) 715-2611
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

copy to:

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$135,202,000 8.00% Senior Notes due 2007

9,842,778 Shares of
Common Stock

Interest payable semiannually on June 15 and December 15

      We issued $135,202,000 aggregate principal amount of the 8.00% Senior Notes due 2007 and 9,842,778 shares of our common stock in private placements in November 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock. We will not receive any of the proceeds from the resale of these securities.

      The notes will mature on December 15, 2007. We may not redeem the notes prior to the maturity date.

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries.

      Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The last reported price of our common stock on April 13, 2005 was $3.87 per share.

       Investing in the notes and the common stock involves certain risks. See “Risk Factors” beginning on page 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April      , 2005

      You should rely only on the information contained in this prospectus. We and the selling securityholders have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or of the applicable document, respectively.

      In this prospectus, “Delta,” the “company,” “we,” “us” and “our” refer to Delta Air Lines, Inc. You should rely only on the information contained in this prospectus. This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

      Each time a selling securityholder sells securities, the selling securityholders are required to provide you with a prospectus containing specific information about the selling securityholder to the extent not otherwise set forth herein. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

      In making an investment decision, prospective investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations.

      This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in

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their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent our expectations or beliefs concerning future events. When used in this prospectus and in the documents incorporated by reference, the words “expects,” “plans,” “anticipates,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus are based upon information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our expectations. For examples of such risks and uncertainties, please see “Risk Factors” in this prospectus. Additional information concerning these and other factors is contained in our SEC filings, including but not limited to our Forms 10-K, 10-Q and 8-K.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Any document that we file is available at the public reference rooms of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at http://www.sec.gov, from which our filings are accessible.

      We incorporate by reference the documents listed below and any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (other than current reports furnished on Form 8-K under Items 9 and 12).

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

•	Current Report on Form 8-K/A filed on January 20, 2005 and Current Reports on Form 8-K filed on January 27, 2005, March 4, 2005, March 23, 2005 and March 29, 2005.

      The information incorporated by reference in this prospectus is considered to be a part of this prospectus, and information that we file later with the SEC, prior to the termination of this offering, will automatically update and supersede this information.

      Any party to whom this prospectus is delivered may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning Delta at Delta Air Lines, Inc., Investor Relations, Dept. No. 829, P.O. Box 20706, Atlanta, GA 30320, telephone no. (404) 715-2343.

      The registration statement, including the exhibits and schedules thereto, is also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the notes or our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section.

The Company

      We are a major air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. Based on calendar year 2004 data, we are the second-largest carrier in terms of passengers carried and the third-largest airline as measured by operating revenues and revenue passenger miles flown. We are a leading U.S. transatlantic airline, serving the largest number of nonstop markets and offering the most daily flight departures. Among U.S. airlines, we have the second-most transatlantic passengers. We operate hubs in Atlanta, Cincinnati and Salt Lake City. We also operate international gateways in Atlanta and at New York’s John F. Kennedy International Airport.

      Our principal executive offices are located at Hartsfield-Jackson Atlanta International Airport, Atlanta, Georgia 30320-6001 and our telephone number is (404) 715-2600.

The Offering

The Notes Offering

Notes offered by the selling securityholders	$135,202,000 aggregate principal amount of 8.00% Senior Notes due 2007.

Maturity	December 15, 2007.

Interest payment dates	Interest will be payable in cash on June 15 and December 15 of each year, beginning June 15, 2005.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of December 31, 2004, we had approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness.

Redemption	None

Use of proceeds	Delta will not receive any proceeds from the sale of notes in the offering.

The Common Stock Offering

Common stock offered by the selling stockholders	9,842,778 shares

Common stock outstanding	139,830,443 shares as of December 31, 2004

Voting rights	One vote per share

Use of proceeds	Delta will not receive any proceeds from the sale of common stock in the offering.

New York Stock Exchange symbol	DAL

RISK FACTORS

      You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in the notes or our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the market price of the notes or our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risk Factors Relating to Delta

If we are unsuccessful in further reducing our operating expenses and continue to experience significant losses, we will need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code.

      We reported a net loss of $5.2 billion, $773 million and $1.3 billion for the years ended December 31, 2004, 2003 and 2002, respectively. We expect our revenue and cost challenges to continue. In addition, Deloitte & Touche LLP, our independent registered public accounting firm, issued a Report of Independent Registered Public Accounting Firm related to our Consolidated Financial Statements that contains an explanatory paragraph that makes reference to uncertainty about our ability to continue as a going concern. Future reports may continue to contain this explanatory paragraph.

      In connection with our restructuring efforts in the December 2004 quarter, we determined that there are anticipated annual benefits from our transformation plan sufficient for us to achieve financial viability by way of an out-of-court restructuring, including reduction of pilot costs of at least $1 billion annually by the end of 2006 and other benefits of at least $1.7 billion annually by the end of 2006 (in addition to the approximately $2.3 billion of annual benefits (compared to 2002) achieved by the end of 2004 through previously implemented profit improvement initiatives). This determination, however, was based on a number of material assumptions, including, without limitation, assumptions about fuel prices, yields, competition and our access to additional sources of financing on acceptable terms. Any number of these assumptions, many of which, such as fuel prices, are not within our control, could prove to be incorrect.

      Even if we achieve all of the approximately $5 billion in targeted annual benefits from our transformation plan, we may need even greater cost savings because our industry has been subject to progressively increasing competitive pressure. We cannot assure you that these anticipated benefits will be achieved or that if they are achieved that they will be adequate for us to maintain financial viability.

      In addition, our transformation plan involves significant changes to our business. We cannot assure you that we will be successful in implementing the plan or that key elements, such as employee job reductions, will not have an adverse impact on our business and results of operations, particularly in the near term. Although we have assumed that incremental revenues from our transformation plan will more than offset related costs, in light of the competitive pressures we face, we cannot assure you that we will be successful in realizing any of such incremental revenues.

      If we are not successful in further reducing our operating expenses and continue to experience significant losses, we would need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult because we pledged substantially all of our remaining unencumbered collateral in connection with transactions we completed in the December 2004 quarter as a part of our out-of-court restructuring.

We have substantial liquidity needs, and there is no assurance that we will be able to obtain the necessary financing to meet those needs on acceptable terms, if at all.

      Even if we are successful in achieving all of the approximately $5 billion in targeted benefits under our transformation plan, we do not expect to achieve the full $5 billion until the end of 2006. As we transition to a lower cost structure, we continue to face significant challenges due to low passenger mile yields, historically high fuel prices and other cost pressures related to interest expense and pension and related expense. Accordingly, we believe that we will record a substantial net loss in 2005, and that our cash flows from operations will not be sufficient to meet all of our liquidity needs for that period.

      We currently expect to meet our liquidity needs for 2005 from cash flows from operations, our available cash and cash equivalents and short-term investments, commitments from a third party to finance on a long-term secured basis our purchase of 32 regional jet aircraft to be delivered to us in 2005, and the final $250 million borrowing under our financing agreement with American Express Travel Related Services Company, Inc. (“Amex”), which occurred on March 1, 2005. Because substantially all of our assets are encumbered and our credit ratings have been substantially lowered, we do not expect to be able to obtain any material amount of additional debt financing. Unless we are able to sell assets or access the capital markets by issuing equity or convertible debt securities, we expect that our cash and cash equivalents and short-term investments will be substantially lower at December 31, 2005 than at the end of 2004.

      Our liquidity needs will be substantially higher than we expect if:

•	Oil prices do not decline significantly. Crude oil is a component of jet fuel. Crude oil prices are volatile and may increase or decrease significantly. Our business plan assumes that the average jet fuel price per gallon in 2005 will be approximately $1.22 (with each 1¢ increase in the average annual jet fuel price per gallon increasing our liquidity needs by approximately $25 million per year, unless we are successful in offsetting some or all of this increase through fare increases or additional cost reduction initiatives). The forward curve for crude oil currently implies substantially higher jet fuel prices for 2005 than our business plan. We have no hedges or contractual arrangements that would reduce our jet fuel costs below market prices.

•	The other assumptions underlying our business plan prove to be incorrect in any material adverse respect. Many of these assumptions, such as yields, competition, pension funding obligations and our access to financing, are not within our control.

•	We are unsuccessful in achieving any of the approximately $5 billion of targeted benefits (compared to 2002) of our transformation plan. Many of the benefits of our transformation plan, such as incremental revenues, are not within our control.

•	Our Visa/ MasterCard processor requires a significant holdback. Our current Visa/MasterCard processing contract expires in August 2005. If our renewal or replacement contract requires a significant holdback, it will increase our liquidity needs.

      If the assumptions underlying our business plan prove to be incorrect in any material adverse respect and we are unable to sell assets or access the capital markets, or if our level of cash and cash equivalents and short-term investments otherwise declines to an unacceptably low level, then we would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

Our financing agreements with GE Commercial Finance and Amex include financial covenants that impose substantial restrictions on our financial and business operations and include financial tests that we must meet in order to continue to borrow under such facilities.

      The terms of our financing agreements with GE Commercial Finance and Amex restrict our ability to, among other things, incur additional indebtedness, pay dividends or make other payments on investments, consummate asset sales or similar transactions, create liens, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The terms also contain covenants that require us to meet financial tests in order to continue to borrow under the facility and to avoid a default that might lead to an early termination of the facility. If we were not able to comply with these covenants, our outstanding obligations under these facilities could be accelerated and become due and payable immediately. The terms of the credit facilities, including these covenants, are generally described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity — Covenants” in Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Our indebtedness and other obligations are substantial and materially adversely affect our business and our ability to incur additional debt to fund future needs.

      We have now and will continue to have a significant amount of indebtedness and other obligations, as well as substantial pension funding obligations. As of December 31, 2004, we had approximately $13.9 billion of total consolidated indebtedness, including capital leases. We also have minimum rental commitments with a present value of approximately $6.4 billion under noncancelable operating leases with initial terms in excess of one year. On December 1, 2004, we received an aggregate of $830 million in financing pursuant to separate financing agreements with GE Commercial Finance and Amex. Except for commitments to finance our purchases of regional jet aircraft and the additional $250 million prepayment that we received from Amex on March 1, 2005, we have no available lines of credit. Additionally, we believe that our access to additional financing on acceptable terms is limited, at least in the near term. If we cannot achieve a competitive cost structure and regain sustained profitability, we would need to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult because we pledged substantially all of our unencumbered collateral in connection with our out-of-court restructuring in the December 2004 quarter.

      Our substantial indebtedness and other obligations have, and in the future could continue to, negatively impact our operations by:

•	requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the funds available to us for other purposes;

•	making us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events, limiting our ability to withstand competitive pressures and reducing our flexibility in planning for, or responding to, changing business and economic conditions; and

•	placing us at a competitive disadvantage to our competitors that have relatively less debt than we have.

Our pension plan funding obligations are significant and are affected by factors beyond our control.

      We sponsor qualified defined benefit pension plans for eligible employees and retirees. Our funding obligations under these plans are governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). We met our required funding obligations for these plans under ERISA in 2004.

      Estimates of the amount and timing of our future funding obligations for the pension plans are based on various assumptions. These include assumptions concerning, among other things, the actual and projected market performance of the pension plan assets; future long-term corporate bond yields; statutory requirements; and demographic data for pension plan participants. The amount and timing of our future funding obligations also depends on the level of early retirements by pilots.

      We estimate that our funding obligations under our defined benefit and defined contribution pension plans for 2005 will be approximately $450 million. This estimate may vary depending on, among other things, the assumptions used to determine the amount. This estimate reflects the projected impact of the election we made in 2004 to utilize the alternative deficit reduction contribution relief provided by the Pension Funding Equity Act of 2004. That legislation permits us to defer payment of a portion of the otherwise required funding. Our anticipated funding obligations under our pension plans for 2006 and thereafter vary materially depending on the assumptions used to determine these funding obligations, including potential legislative changes regarding pension funding obligations. Absent the enactment of new federal legislation that reduces our pension funding obligations during the next several years, our annual pension funding obligations for each of the years 2006 through 2009 will be significantly higher than in 2005, and could have a material adverse impact on our liquidity.

If our pilots retire prior to their normal retirement at age 60 at greater than historical levels, this could disrupt our operations, negatively impact our revenue and increase our pension funding obligations.

      Under the Delta Pilots Retirement Plan (“Pilots Retirement Plan”), Delta pilots who retire can elect to receive 50% of their accrued pension benefit in a lump sum in connection with their retirement and the remaining 50% as an annuity after retirement. During certain recent months, our pilots have taken early retirement at greater than historical levels apparently due to (1) a perceived risk of rising interest rates, which could reduce the amount of their lump sum pension benefit; and/or (2) concerns about their ability to receive a lump sum pension benefit if (a) we were to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code and (b) a notice of intent to terminate the Pilots Retirement Plan is issued. If early retirements by pilots occur at greater than historical levels in the future, this could, depending on the number of pilots who retire early, the aircraft types these pilots operate and other factors, disrupt our operations, negatively impact our revenues and increase our pension funding obligations significantly. Approximately 1,800 of our 6,500 pilots are currently at or over age 50 and thus are eligible to retire.

Our business is dependent on the price and availability of aircraft fuel. Continued periods of historically high fuel costs or significant disruptions in the supply of aircraft fuel will materially adversely affect our operating results.

      Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004, when our average fuel price per gallon rose 42% to approximately $1.16 as compared to an average price of 81.78¢ in 2003. Our fuel costs represented 16%, 13% and 11% of our operating expenses in 2004, 2003 and 2002, respectively. Due to the competitive nature of the airline industry, we generally have not been able to increase our fares when fuel prices have risen in the past and we may not be able to do so in the future.

      Our aircraft fuel purchase contracts do not provide material protection against price increases or assure the availability of our fuel supplies. We purchase most of our aircraft fuel from petroleum refiners under contracts that establish the price based on various market indices. We also purchase aircraft fuel on the spot market, from offshore sources and under contracts that permit the refiners to set the price. None of our aircraft fuel requirements are currently hedged.

      Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. Political disruptions or wars involving oil-producing countries, changes in government policy concerning aircraft fuel production, transportation or marketing, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future.

Our credit ratings have been substantially lowered and, unless we achieve significant reductions in our cost structure, we will be unable to access the capital markets for new borrowings on acceptable terms, which could hinder our ability to operate our business.

      Our business is highly dependent on our ability to access the capital markets. Since September 11, 2001, our senior unsecured long-term debt ratings have been lowered to Ca by Moody’s Investors Service, Inc., CC by Standard & Poor’s Rating Services and C by Fitch Ratings. Moody’s and Fitch have stated that their ratings outlook for our senior unsecured debt is negative while we are on positive watch with Standard & Poor’s. Our credit ratings may be lowered further or withdrawn. We do not have debt obligations that accelerate as a result of a credit ratings downgrade. We believe that our access to the capital markets for new borrowings is limited, at least in the near term.

Interruptions or disruptions in service at one of our hub airports could have a material adverse impact on our operations.

      Our business is heavily dependent on our operations at the Hartsfield-Jackson Atlanta International Airport and at our other hub airports in Cincinnati and Salt Lake City. Each of these hub operations includes flights that gather and distribute traffic from markets in the geographic region surrounding the hub to other major cities and to other Delta hubs. A significant interruption or disruption in service at the Atlanta Airport or at one of our other hubs could have a serious impact on our business, financial condition and operating results.

We are increasingly dependent on technology in our operations, and if our technology fails or we are unable to continue to invest in new technology, our business may be adversely affected.

      We are increasingly dependent on technology initiatives to reduce costs and to enhance customer service in order to compete in the current business environment. For example, we have made significant investments in check-in kiosks, Delta Direct phone banks and related initiatives across the system. The performance and reliability of our technology are critical to our ability to attract and retain customers and our ability to compete effectively. In this challenging business environment, we may not be able to continue to make sufficient capital investments in our technology infrastructure to deliver these expected benefits.

      In addition, any internal technology error or failure, or large scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network. Any individual, sustained or repeated failure of our technology could impact our customer service and result in increased costs. Like all companies, our technology systems may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial consequences to our business.

If we experience further losses of our senior management and other key employees, our operating results could be adversely affected, and we may not be able to attract and retain additional qualified management personnel.

      We are dependent on the experience and industry knowledge of our officers and other key employees to execute our business plans. Our deteriorating financial performance creates uncertainty that has led and may continue to lead to departures of our officers and key employees. If we were to continue to experience a substantial turnover in our leadership, our performance could be materially adversely impacted. Additionally, we may be unable to attract and retain additional qualified executives as needed in the future.

Employee strikes and other labor-related disruptions may adversely affect our operations.

      Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Approximately 18% of our workforce is unionized. Strikes or labor disputes with our and our affiliates’ unionized employees may adversely affect our ability to conduct our business. Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, which provides that a collective bargaining agreement between an airline and a labor union does not expire, but instead becomes amendable as of a stated date. Our collective bargaining agreement with the Air Line Pilots Association, International (“ALPA”), which represents our pilots, becomes amendable on December 31, 2009.

      Our wholly-owned subsidiary, Atlantic Southeast Airlines, Inc. (“ASA”) is in collective bargaining negotiations with ALPA, which represents ASA’s pilots, and with the Association of Flight Attendants, which represents ASA’s flight attendants, to amend their existing collective bargaining agreements that became amendable in September 2002 and September 2003, respectively. Our wholly-owned subsidiary, Comair, Inc. (“Comair”) is also in collective bargaining negotiations with the International Association of Machinists and Aerospace Workers, which represents Comair’s maintenance employees. The maintenance employees rejected a tentative agreement to amend their existing agreement that became amendable in May 2004, which Comair had reached with the union’s negotiating committee, but Comair expects negotiations to continue. In addition, Comair is negotiating with the International Brotherhood of Teamsters, which represents Comair’s flight attendants, to modify their existing collective bargaining agreement, which becomes amendable in July 2007. The outcome of ASA and Comair’s collective bargaining negotiations cannot presently be determined. In addition to the ASA and Comair negotiations, if we or our affiliates are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, or if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages.

We are facing significant litigation, including litigation arising from the terrorist attacks on September 11, 2001, and if any such significant litigation is concluded in a manner adverse to us, our financial condition and operating results could be materially adversely affected.

      We are involved in legal proceedings relating to antitrust matters, employment practices, environmental issues and other matters concerning our business. We are also a defendant in numerous lawsuits arising out of the terrorist attacks of September 11, 2001. It appears that the plaintiffs in these September 11 actions are alleging that we and many other air carriers are jointly liable for damages resulting from the terrorist attacks based on a theory of shared responsibility for passenger security screening at Boston-Logan International Airport, Washington Dulles International Airport and Newark Liberty International Airport. These lawsuits, which are in preliminary stages, generally seek unspecified damages, including punitive damages. Although federal law limits the financial liability of any air carrier for compensatory and punitive damages arising out of the September 11 terrorist attacks to no more than the limits of liability insurance coverage maintained by the air carrier, it is possible that we may be required to pay damages in the event of our insurer’s insolvency or otherwise.

      While we cannot reasonably estimate the potential loss for certain of our legal proceedings because, for example, the litigation is in its early stages or the plaintiff does not specify damages being sought, if the outcome of any significant litigation is adverse to us, our financial condition and operating results could be materially adversely impacted.

We are at risk of losses and adverse publicity stemming from any accident involving our aircraft.

      If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that our insurance is not adequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that we operate or is operated by an airline that is one of our codeshare partners could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft and harm our business.

Issuances of equity in connection with our restructuring increase the likelihood that in the future our ability to utilize our federal income tax net operating loss carryforwards may be limited.

      Under federal income tax law, a corporation is generally permitted to deduct from taxable income in any year net operating losses carried forward from prior years. We have net operating loss carryforwards of approximately $7.5 billion as of December 31, 2004. Our ability to deduct net operating loss carryforwards could be subject to a significant limitation if we were to seek to restructure our costs under Chapter 11 of the U.S. Bankruptcy Code and undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (an “Ownership Change”). Even outside of a Chapter 11 restructuring, there can be no assurances that future actions by us or third party will not trigger an Ownership Change resulting in a limitation on our ability to deduct net operating loss carryforwards.

Risk Factors Relating to the Airline Industry

Bankruptcies and other restructuring efforts by our competitors have put us at a competitive disadvantage.

      Since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the U.S. Bankruptcy Code, including United Airlines, the second-largest U.S. air carrier, US Airways, the seventh largest U.S. air carrier, ATA Airlines, the tenth-largest U.S. air carrier, and several smaller competitors. Since filing for Chapter 11 on August 11, 2002, US Airways emerged from bankruptcy, but announced on September 12, 2004 that it is again seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. In their respective proceedings, United and US Airways have reduced or are seeking to reduce their operating costs by reducing labor costs, including through renegotiating collective bargaining agreements, terminating pension plans, and restructuring lease and debt obligations. Additionally, American Airlines restructured certain labor costs and lowered its operating cost base. These reorganizations and restructurings have enabled these competitors to significantly lower their operating costs. Our unit costs went from being among the lowest of the hub-and-spoke carriers in 2002 to among the highest in 2004, a result that placed us at a serious competitive disadvantage. While we believe that the $5 billion in targeted annual benefits (compared to 2002) from our transformation plan, including $1 billion in long-term annual cost savings achieved through the new collective bargaining agreement with our pilots, will contribute to a reduction of our unit costs, our cost structure will still be higher than that of low-cost carriers.

The airline industry has changed fundamentally since the terrorist attacks on September 11, 2001, and our business, financial condition and operating results have been materially adversely affected.

      Since the terrorist attacks of September 11, 2001, the airline industry has experienced fundamental and permanent changes, including substantial revenue declines and cost increases, which have resulted in industry-wide liquidity issues. The terrorist attacks significantly reduced the demand for air travel, and additional terrorist activity involving the airline industry could have an equal or greater impact. Although global economic conditions have improved from their depressed levels after September 11, 2001, the airline industry has continued to experience a reduction in high-yield business travel and increased price sensitivity in customers’ purchasing behavior. In addition, aircraft fuel prices have recently been at historically high levels. The airline industry has continued to add or restore capacity despite these conditions. We expect all of these conditions will continue and may adversely impact our operations and profitability.

The airline industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results will be materially adversely affected.

      We face significant competition with respect to routes, services and fares. Our domestic routes are subject to competition from both new and established carriers, some of which have substantially lower costs than we do and provide service at low fares to destinations served by us. Our revenues continue to be materially adversely impacted by the growth of low-cost carriers, with which we compete in most of our markets. Significant expansion by low-cost carriers to our hub airports could have an adverse impact on our business. We also face increasing competition in smaller to medium-sized markets from rapidly expanding regional jet operators. In addition, we compete with foreign carriers, both on interior U.S. routes, due to marketing and codesharing arrangements, and in international markets.

The airline industry is subject to extensive government regulation, and new regulations may increase our operating costs.

      Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. For instance, the Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that necessitate significant expenditures. We expect to continue incurring expenses to comply with the FAA’s regulations.

      Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations or reduce revenues. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. The federal government has recently proposed a significant increase in the per ticket tax. Due to the weak revenue environment, the existing tax has negatively impacted our revenues because we have not been able to increase our fares to pass these fees on to our customers. Similarly, the proposed ticket tax increase, if implemented, could negatively impact our revenues.

      Furthermore, we and other U.S. carriers are subject to domestic and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which we operate. In addition to the heightened level of concern regarding privacy of passenger data in the United States, certain European government agencies are initiating inquiries into airline privacy practices. Compliance with these regulatory regimes is expected to result in additional operating costs and could impact our operations and any future expansion.

Our insurance costs have increased substantially as a result of the September 11 terrorist attacks, and further increases in insurance costs or reductions in coverage could have a material adverse impact on our business and operating results.

      As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general. Since September 24, 2001, the U.S. government has been providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage currently extends through August 31, 2005 (with a possible extension to December 31, 2005 at the discretion of the Secretary of Transportation). The withdrawal of government support of airline war-risk insurance would require us to obtain war-risk insurance coverage commercially. Such commercial insurance could have substantially less desirable coverage than currently provided by the U.S. government, may not be adequate to protect our risk of loss from future acts of terrorism, may result in a material increase to our operating expenses and may result in an interruption to our operations.

Risks Relating to the Notes

The notes rank below our secured debt and the liabilities of our subsidiaries.

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are also structurally subordinated to all liabilities of our subsidiaries.

      A substantial portion of our debt is secured by our assets, substantially all of which are subject to liens. As a result, holders of our secured debt will have a claim to those assets prior to any claim that you may have to those assets. Further, the indenture governing the notes does not limit our ability to create additional indebtedness or to secure any such indebtedness with additional assets. If we incur additional indebtedness and secure such indebtedness with our assets, your rights to receive payments under the notes will effectively be junior to the rights of the holders of such future secured indebtedness.

      The notes are obligations exclusively of Delta. Our subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, are expressly subordinated to the claims of that subsidiary’s creditors. The indenture governing the notes does not restrict the ability of our subsidiaries to incur additional indebtedness. Furthermore, our claim against any of our subsidiaries with respect to intercompany loans that we have made to that subsidiary is expressly subordinated to that subsidiary’s obligations, if any, as guarantor of our credit facilities with GE Commercial Finance and Amex.

      As of December 31, 2004, we had approximately $13.9 billion of total consolidated indebtedness, including capital leases. As of December 31, 2004, we had approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness.

An active trading market may not develop for the notes and holders of the notes may not be able to resell the notes.

      The notes are new securities and no market exists where holders of the notes can resell them. No assurance can be given as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

      As a result, the ability of the holders of the notes to resell the notes may be limited. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the NASDAQ National Market.

Changes in our credit rating or the credit markets could adversely affect the price of the notes.

      The price for the notes depends on many factors, including:

•	our credit rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	the market price of our common stock;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

      The conditions of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

      In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the airline industry as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their credit ratings on the notes. A negative change in our credit rating could have an adverse effect on the price of the notes.

Risk Relating to the Common Stock

Our common stock price may be volatile.

      The market price of our common stock has been and could in the future be subject to significant fluctuations in response to:

•	our ability to achieve our cost reduction targets;

•	our ability to meet our liquidity needs;

•	our ability to meet the transformation plan;

•	variations in our quarterly operating results or those of other companies in our industry;

•	developments in the airline industry;

•	general economic conditions; and

•	changes in securities analysts’ recommendations regarding us or our securities.

      In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market price of shares of common stock of airlines and which have often been unrelated to or disproportionately affected by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the shares of our common stock.

Common shares eligible for future sale may cause the market price for our common stock to drop significantly, regardless of how our business performs.

      If our existing shareholders sell our common stock in the market, or if there is a perception that significant sales may occur, the market price of our common stock could drop significantly. In connection with our out-of-court restructuring in the December 2004 quarter we issued an aggregate of 9,842,778 shares of our common stock to holders of our some of our debt and aircraft lenders and lessors, all of which are covered by the registration statement of which this prospectus is a part. Also in connection with our out-of-court restructuring, we granted options to purchase approximately 62.2 million shares of our common stock to employees under broad-based employee stock option plans. These options become exercisable in three equal installments on the first, second and third anniversaries of the grant date.

      Additional issuances of common stock would dilute the ownership percentage of existing shareholders and may dilute the earnings per share of our common stock. As of December 31, 2004, 139,830,443 shares of our common stock were issued and outstanding. Assuming (1) all of our 8.00% convertible senior notes (conversion rate of 35.7143 shares of common stock per $1,000 principal amount of 8.00% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $28.00 per share of common stock), 2 7/8% convertible senior notes (conversion rate of 73.6106 shares of common stock per $1,000 principal amount of 2 7/8% Notes, subject to adjustment in certain circumstances, which is equivalent to a conversion price of approximately $13.59 per share of common stock) and the Series B Convertible Preferred Stock (conversion rate of approximately 1.7155 shares of common stock per share of preferred stock, subject to adjustment in certain circumstances, which is equivalent to a conversion price of $41.97 per share of common stock) outstanding as of December 31, 2004 are converted into common stock at the applicable conversion rates and (2) all shares reserved under our broad-based employee stock option plans, our 2000 Performance Compensation Plan, our Non-Employee Directors’ Stock Option Plan and our Non-Employee Directors’ Stock Plan were issued, the number of shares of our common stock outstanding would increase by approximately 149,962,951 shares to approximately 289,793,394 shares. In addition, subject to rules adopted by the New York Stock Exchange, our board of directors has the authority to issue additional shares of our authorized but unissued common stock without the approval of our shareholders.

      Under Delaware General Corporation Law (“Delaware law”), a company may pay dividends on its stock only (1) out of its “surplus,” as defined, or (2) from its net profits for the fiscal year in which the dividend is paid or from its net profits for the preceding fiscal year. Delaware law also prohibits a company from redeeming or purchasing its stock for cash or other property, unless the company has sufficient “surplus.” Our Board of Directors took the following actions, effective during December 2003, related to our Series B Preferred Stock to comply with Delaware law:

•	Suspended indefinitely the payment of dividends on our Series B Preferred Stock. Unpaid dividends on the Series B Preferred Stock will accrue without interest, until paid, at a rate of $4.32 per share per year. The Series B Preferred Stock is held by Fidelity Management Trust Company in its capacity as trustee for the Delta Family-Care Savings Plan (the “Savings Plan”), a broad-based employee benefit plan.

•	Changed the form of payment we use to redeem shares of Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the redemption price of the Series B Preferred Stock in shares of our common stock rather than in cash.

      We are generally required to redeem shares of Series B Preferred Stock (1) to provide for distributions of the accounts of Savings Plan participants who terminate employment with us and request a distribution and (2) to implement annual diversification elections by Savings Plan participants who are at least 55 and have participated in the Savings Plan for at least ten years. In these circumstances, shares of Series B Preferred Stock are redeemable at a price equal to the greater of (1) $72.00 per share or (2) the fair value of the shares of our common stock issuable upon conversion of the Series B Preferred Stock to be redeemed, plus, in either case, accrued but unpaid dividends on such shares of Series B Preferred Stock. Under the terms of the Series B Preferred Stock, we may pay the redemption price in cash, shares of our common stock (valued at fair value), or in a combination thereof.

      During 2004, we issued 6,330,551 shares of common stock under the Savings Plan to redeem approximately 422,000 shares of Series B Preferred Stock. We cannot reasonably estimate future issuances of common stock for this purpose due to the various factors that would effect such an estimate, including the duration of the period during which we may not redeem Series B Preferred Stock for cash under Delaware Law; the fair value of Delta common stock when Series B Preferred Stock is redeemed; and the number of shares of Series B Preferred Stock redeemed by Savings Plan participants who terminate their employment with us or elect to diversify their Savings Plan accounts.

      At December 31, 2004, 5,417,735 shares of Series B Preferred Stock were issued and outstanding. At December 31, 2004, 3,839,951 shares of Series B Preferred Stock were allocated to the accounts of Savings Plan participants; the remaining shares are available for allocation in the future.

      The independent fiduciary of the Savings Plan recently sold certain of the shares of common stock held by the Savings Plan. Sales of our common stock by the Savings Plan may adversely affect the market price of our common stock.

THE COMPANY

      We are a major air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. As of December 31, 2004, we (including our wholly-owned subsidiaries, ASA and Comair) served 176 domestic cities in 43 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as well as 51 cities in 33 countries. With our domestic and international codeshare partners, our route network covers 224 domestic cities in 49 states, and 223 cities in 89 countries. We are managed as a single business unit.

      Based on calendar year 2004 data, we are the second-largest airline in terms of passengers carried, and the third-largest airline measured by operating revenues and revenue passenger miles flown. We are a leading U.S. transatlantic airline, serving the largest number of nonstop markets and offering the most daily flight departures. Among U.S. airlines, we have the second-most transatlantic passengers. We operate hubs in Atlanta, Cincinnati and Salt Lake City. We also operate international gateways in Atlanta and at New York’s John F. Kennedy International Airport.

      We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Hartsfield-Jackson Atlanta International Airport in Atlanta, Georgia (the “Atlanta Airport”). Our telephone number is (404) 715-2600, and our Internet address is www.delta.com.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the notes or the common stock by any selling securityholder.

COMMON STOCK AND DIVIDEND DATA

      Our common stock is listed on the New York Stock Exchange under the symbol “DAL.” The following table sets forth, for the periods indicated, the highest and lowest sale prices for our common stock, as reported on the New York Stock Exchange, as well as cash dividends paid per common share.

			Cash Dividends
			per Common
	High	Low	Share

Fiscal 2003
First Quarter	$14.00	$6.56	$0.025
Second Quarter	16.05	8.76	0.025
Third Quarter	15.47	10.26	—
Fourth Quarter	15.28	10.45	—
Fiscal 2004
First Quarter	$13.20	$7.00	—
Second Quarter	8.59	4.53	—
Third Quarter	7.25	2.78	—
Fourth Quarter	8.17	2.75	—
Fiscal 2005
First Quarter	$7.78	$3.83	—
Second Quarter (through April 13)	$4.19	$3.55	—

      As of December 31, 2004, there were approximately 22,148 holders of record of our common stock. On April 13, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $3.87.

      We paid a regular quarterly cash dividend of $0.025 per share of common stock for each quarter of fiscal years 2001 and 2002, and the first two quarters of 2003. On July 24, 2003, our board of directors announced that we would immediately discontinue the payment of quarterly common stock cash dividends. On November 12, 2003, our board of directors announced that we would suspend indefinitely the payment of semi-annual dividend payments on our Series B Preferred Stock due to applicable restrictions under Delaware law. To comply with Delaware Law, our board of directors also changed the form of payment we will use to redeem shares of Series B Preferred Stock when redemptions are required under our Savings Plan. As of December 1, 2003, we began using shares of our common stock rather than cash to redeem Series B Preferred Stock when redemptions are required under the Savings Plan. See “Description of Capital Stock — Series B Preferred Stock — General.”

      Our dividend policy is reviewed from time to time by the board of directors. Future common stock dividend decisions will take into account our then current business results, cash requirements and financial condition. The payment of dividends is also restricted by our credit facilities with GE Commercial Finance and Amex.

SELLING SECURITYHOLDERS

      We originally issued the securities in private placements in November 2004. The notes and shares of our common stock were sold to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and shares of our common stock that may be offered with this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes and shares of common stock beneficially owned by each selling securityholder that may be offered from time to time with this prospectus.

      We have prepared the table below based on information given to us by the selling securityholders on or prior to the date of this prospectus. However, any or all of the notes or the shares of common stock listed below may be offered for sale with this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

      Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements or post-effective amendments. From time to time, however, the notes and shares of common stock may be owned by persons not named in the table below and of whom we are unaware.

	Principal
	Amount of			Percentage of
	Notes		Number of	Common Stock
	Beneficially	Percentage	Shares of	Outstanding on
	Owned That	of Notes	Common Stock	December 31,
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	2004

The Income Fund of America, Inc.	$62,396,000	46.2%	2,532,748	1.8%
Mellon HBV SPV LLC	$30,086,000	22.3%	1,221,236	*
American High Income Trust	$18,875,000	14.0%	766,165	*
The Bond Fund of America, Inc.	$7,710,000	5.7%	312,961	*
Shepherd Investments International, Ltd.	$4,250,000	3.1%	172,514	*
Stark International	$4,250,000	3.1%	172,514	*
American Funds Insurance Series – High- Income Bond Fund	$2,300,000	1.7%	93,360	*
American Funds Insurance Series – Bond Fund	$1,500,000	1.1%	60,887	*
American Funds Insurance Series – Asset Allocation Fund	$1,185,000	*	48,101	*
Qualcomm Incorporated	$1,125,000	*	45,666	*
Capital World Bond Fund, Inc.	$850,000	*	34,503	*
Manufacturers Investment Trust Diversified Bond Trust	$250,000	*	10,148	*
Manufacturers Investment Trust Income & Value Trust	$150,000	*	6,089	*
Philip Morris Capital Corporation	—	—	1,032,037	*
Banc of America Leasing & Capital, LLC	—	—	866,425	*
Walt Disney Pictures and Television	—	—	281,793	*
AT&T Credit Holdings, Inc.	—	—	160,206	*
John Hancock Life Insurance Company	—	—	150,527	*

	Principal
	Amount of			Percentage of
	Notes		Number of	Common Stock
	Beneficially	Percentage	Shares of	Outstanding on
	Owned That	of Notes	Common Stock	December 31,
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	2004

The Northwestern Mutual Life Insurance Company	—	—	134,441	*
DaimlerChrysler Services North America LLC	—	—	128,908	*
Westinghouse Aircraft Leasing Inc.	—	—	123,697	*
Ford Motor Credit Company	—	—	105,150	*
BNY Capital Resources Corporation	—	—	102,541	*
The Provident Bank	—	—	68,277	*
Diamond Lease (U.S.A.), Inc.	—	—	67,256	*
Credit Suisse Leasing 92A, L.P.	—	—	66,272	*
NCC Key Company	—	—	64,949	*
High Tech Services Risk Retention Group, Inc.	—	—	64,244	*
Pacific Harbor Capital, Inc.	—	—	56,757	*
Bell Atlantic Tricon Leasing Corporation	—	—	52,671	*
AXA Equitable Life Insurance Company	—	—	50,042	*
NCC Golf Company	—	—	48,416	*
U.S. Bancorp Equipment Finance, Inc.	—	—	48,169	*
Manufacturers and Traders Trust Company (M&T Bank)	—	—	41,213	*
AmSouth Leasing Corporation	—	—	37,546	*
United of Omaha Life Insurance Company	—	—	37,039	*
Banc One Equipment Finance, Inc.	—	—	36,670	*
Tohlease Corporation	—	—	35,589	*
NCC Charlie Company	—	—	32,673	*
Norddeutsche Landesbank Girozentrale	—	—	32,612	*
WM Aircraft Holdings LLC	—	—	30,342	*
BTM Capital Corporation	—	—	29,153	*
Aircraft Lease Finance III, Inc.	—	—	28,610	*
AXA Financial, Inc.	—	—	27,412	*
National City Commercial Capital Corporation	—	—	25,845	*
First Hawaiian Bank	—	—	23,503	*
Wells Fargo Bank National Association	—	—	22,818	*
Key Equipment Finance, a division of Key Corporate Capital, Inc.	—	—	19,368	*
Uberior Investments plc	—	—	16,304	*
Arkia Leasing International Ltd.	—	—	16,055	*
Farm Bureau Life Insurance Company	—	—	13,110	*
Canada Life Insurance Company of America	—	—	12,363	*
Great-West Life & Annuity Insurance Company	—	—	12,363	*

	Principal
	Amount of			Percentage of
	Notes		Number of	Common Stock
	Beneficially	Percentage	Shares of	Outstanding on
	Owned That	of Notes	Common Stock	December 31,
Name of Selling Securityholder	May Be Sold	Outstanding	That May Be Sold	2004

Public Service Resources Corporation	—	—	11,987	*
Sumitomo Mitsui Banking Corporation	—	—	10,000	*
Monumental Life Insurance Company	—	—	8,276	*
American General Life Insurance Company	—	—	8,192	*
Nationwide Life Insurance Company	—	—	7,500	*
Principal Life Insurance Company	—	—	5,000	*
ABN Amro Bank N.V.	—	—	2,500	*
Cargill Financial Services International, Inc.	—	—	2,500	*
Commerce Insurance Company	—	—	2,500	*
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	—	—	2,500	*
Merrill Lynch Credit Products, LLC	—	—	2,500	*
The Ohio National Life Insurance Company	—	—	2,500	*

Sub Total	$134,927,000	99.8%	9,746,213	7.0%
All other holders of the notes or common stock to be registered hereunder or future transferees, pledges, donees, assignees or successors of any of those holders	$275,000	0.2%	21,162	0.02%

Total**	$135,202,000	100.0%	9,767,375	7.0%

  * Less than 1%

**	The total listed number of shares of common stock that may be sold is less than the 9,842,778 shares registered pursuant to the registration statement of which this prospectus is a part because certain of the selling securityholders have reduced their positions prior to selling pursuant to this updated prospectus.

      None of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliate.

      Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholders’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock by any holder not identified above, this prospectus will be supplemented or amended to set forth the name and other information about the selling securityholder intending to sell such notes and the common stock. The prospectus supplement or post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus supplement or post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement or post-effective amendment if such information has not been disclosed in this prospectus.

DESCRIPTION OF NOTES

      We issued the notes under an indenture dated November 24, 2004, between us and Bank of New York Trust Company, N.A., as trustee. A copy of the indenture and the registration rights agreement entered into with the initial purchasers is available upon request to us at the address indicated under “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms “Delta,” “we,” “us” and “our” refer to Delta Air Lines, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and are structurally subordinated to all liabilities of our subsidiaries. See “Risk Factors — Risks Relating to the Notes — The notes rank below our secured debt and the liabilities of our subsidiaries.”

      The notes will mature on December 15, 2007, and are limited to an aggregate principal amount of $135,202,000.

      The notes were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

      The notes accrue interest at a rate of 8.00% per annum from November 24, 2004, or from the most recent interest payment date to which interest has been paid or duly provided for, and any accrued and unpaid interest and additional interest, will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2004. Interest will be paid to the person in whose name a note is registered at the close of business on June 1 or December 1 (any of which we refer to as a “record date”) immediately preceding the relevant interest payment date.

      We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, securing our debt or issuing or repurchasing our securities.

      You are not afforded protection in the event of a highly leveraged transaction, or a change of control of us under the indenture, except to the extent described below under the caption “Consolidation, Merger, Conveyance, Transfer or Lease.”

      Principal, interest and additional interest, if applicable, on the notes will be payable at our office or agency in New York, New York maintained for such purpose and at any other office or agency maintained by us for such purpose. At our option, payment of interest may be made by check mailed to the address of the person entitled thereto as the address appearing in the security register.

      If any interest payment date or the stated maturity date falls on a day that is not a business day at the place of payment, the required payment of principal or interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York or in the city in which the trustee is located are authorized or required by law, regulation or executive order to close.

Ranking

      The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries. As of December 31, 2004, we had approximately $13.9 billion of total consolidated indebtedness, including capital leases. As of December 31, 2004, we had approximately $6.6 billion of secured indebtedness (excluding secured indebtedness of our subsidiaries); and approximately $2.3 billion of subsidiary indebtedness. The indenture does not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, or limit the amount of assets that we can use to secure our other indebtedness, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

Consolidation, Merger, Conveyance, Transfer or Lease

      The indenture provides that we may not consolidate with or merge into or convey, transfer or lease our properties and assets substantially as an entirety to another corporation, person or entity, and we may not permit any other corporation, person or entity to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•	either we are the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States, any state thereof or the District of Columbia and the successor or purchaser expressly assumes our obligations on the notes under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	in all cases, immediately after giving effect to the transaction, no default or event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that the consolidation, merger, conveyance transfer or lease and, if a supplemental indenture is to be executed in connection with such transaction, such supplemental indenture complies with these provisions.

      Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default and Remedies

Event of Default

      An event of default is defined in the indenture as being:

(i) a default for 5 business days in payment of the principal of the notes at stated maturity;

(ii) a default for 30 days in payment of any installment of interest on or additional interest;

(iii) a failure to comply with or observe in any material respect any other covenant or warranty in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

(iv) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any of our restricted subsidiaries or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our restricted subsidiaries, which default:

•	is caused by a failure to pay when due any principal on such indebtedness in an amount in excess of $75 million at the final stated maturity date of such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness in an amount in excess of $75 million prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; or

(v) certain events involving our bankruptcy, insolvency or reorganization.

Acceleration of Notes at Maturity upon an Event of Default, Rescission and Annulment

      If an Event of Default occurs and is continuing, then and in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal of all the notes to be due and payable immediately, by a notice in writing to us (and to the trustee if given by holders of notes). Upon such declaration, such principal amount will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. At any time after such a declaration and prior to a judgment or decree for payment being obtained by the trustee, the holders of a majority in principal amount of the notes may rescind and annul the declaration by written notice if all events of default (other than non-payment of principal which has become due solely by the declaration of acceleration) have been cured or waived and we have deposited with the trustee a sum sufficient to pay all overdue interest (together with interest upon overdue interest at the rate borne by the notes, to the extent lawful), the principal and all sums paid or advanced by the trustee and the reasonable expenses of the trustee.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to give each holder notice of any default under the indenture and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default specified under clause (iii) above, no such notice shall be given to the holders until at least 30 days after the occurrence of such event of default. The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of and interest and additional interest, if any, on the notes that have become due solely by virtue of such acceleration) have been cured or waived. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

      A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default on the notes;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy in its own name as the trustee;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity;

•	during that 60-day period, the holders of a majority in principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request; and

•	the request of the holder to pursue remedies under the indenture will not disturb or prejudice the rights of any other holders, or obtain or seek to obtain priority or preference over any other holders or enforce any right under the indenture, except in the manner provided in the indenture and for the equal and ratable benefit of all the holders.

      This provision does not, however, affect the right of a holder of notes to sue for enforcement of the payment of the principal, interest or additional interest, if any, under the indenture.

      The holders of no less than a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal or interest or additional interest, if any, on the notes (other than the nonpayment of principal, interest or additional interest, if any, on the notes that have become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes then outstanding.

      We are required to deliver to the trustee, within 120 days after the end of each of our fiscal years, a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

      “Restricted subsidiary” means any subsidiary (i) substantially all of the property of which is located, and substantially all of the operations of which are conducted, in the United States, and (ii) which owns a principal property, except a subsidiary which is primarily engaged in the business of a finance company.

      “Principal property” means any aircraft, or any aircraft engine installed in any aircraft, that has 75 or more passenger seats, whether now owned or hereafter acquired by us or any restricted subsidiary.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding.

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the percentage in principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note;

•	reduce the rate or amount of or change the time for or place of payment of the principal or interest thereon;

•	waive a default or event of default in the payment of principal or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes; or

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal or interest on the notes.

      Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	evidence our successor and the assumption by any such successor of our covenants under the indenture and in the notes;

•	add to our covenants for the benefit of the holders of the notes, or to surrender our rights or power;

•	add any additional events of default;

•	add to or change any of the provisions of the indenture as necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of notes in uncertificated form;

•	secure the notes;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee; or

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect rights of the holders of the notes under the indenture.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee or the paying agent, after the notes have become due and payable at stated maturity, cash sufficient to pay all of the outstanding notes, and paying all other sums payable under the indenture.

Governing Law

      The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

      The notes were issued in registered form, without interest coupons and only in denominations of $1,000 and any integral multiple thereof. We will not charge a service fee for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

      The notes will be exchangeable for other notes, for a like total principal amount and for the same terms but in different authorized denominations, in accordance with the indenture. Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

      We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any such security registrar acts. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

      The registered holder of a note will be treated as the owner of it for all purposes.

Book-Entry; Delivery and Form; Global Note

      The Notes will be represented by a single, permanent global note in definitive, fully registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

      Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser of such beneficial interests. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

      So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

      Payments of the principal of and interest and additional interest, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest or additional interest, if any, in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

      Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transaction interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers under “Notice to Investors,” and will bear the legend set forth thereunder.

      Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee, registrar or paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors,” and will bear the legend set forth thereunder.

The Trustee

      The Bank of New York Trust Company, N.A. is the trustee, security registrar, paying agent and conversion agent.

      The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

      The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The Bank of New York Trust Company may in the future engage in other commercial banking transactions with us. Pursuant to the Trust Indenture Act of 1939, upon the occurrence of a default with respect to the notes, The Bank of New York Trust Company may be deemed to have a conflicting interest by virtue of its lending and other business relationships with us. In that event, The Bank of New York Trust Company would be required to resign as trustee or eliminate the conflicting interest.

No Recourse Against Others

      None of our directors, officers, employees, stockholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

DESCRIPTION OF CAPITAL STOCK

      The following statements relating to our capital stock do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the provisions of the following documents, which are filed, or incorporated by reference, as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003: (a) the Certificate of Incorporation (the “Certificate”) and By-Laws; (b) the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock and the Certificate of Designations, Preferences and Rights of the Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”); and (c) the Rights Agreement, dated as of October 23, 1996, as amended (the “Rights Agreement”), between Delta and Wells Fargo Minnesota Bank, N.A., as successor Rights Agent to First Chicago Trust Company of New York as Rights Agent.

General

      The Certificate authorizes a total of 470,000,000 shares of capital stock, of which 450,000,000 may be shares of common stock and 20,000,000 may be shares of preferred stock.

      The preferred stock may be issued from time to time in one or more series, without shareowner approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be adopted by the board of directors. Thus, without shareowner approval, Delta could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

      As of December 31, 2004, 139,830,443 shares of common stock were outstanding; 50,915,002 shares of common stock were held in treasury; 5,417,735 shares of Series B Preferred Stock were outstanding and 9,294,125 shares of common stock were reserved for issuance upon the conversion of the Series B Preferred Stock; 2,250,000 shares of Series D Preferred Stock had been authorized and reserved for issuance in connection with the rights described below; 12,500,005 shares of common stock were reserved for issuance upon the conversion of 8.00% Convertible Senior Notes due 2023; 23,923,445 shares of common stock were reserved for issuance upon conversion of 2 7/8% Convertible Senior Notes due 2024; 85,604,064 shares of common stock were reserved for issuance under Delta’s broad-based employee stock option plans; 15,811,677 shares of common stock were reserved for issuance under Delta’s 2000 Performance Compensation Plan; 250,000 shares of common stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Option Plan; and 400,319 shares of common stock were reserved for issuance under Delta’s Non-Employee Directors’ Stock Plan.

Common Stock

      Subject to the rights of the holders of any shares of preferred stock that may at the time be outstanding, record holders of common stock are entitled to such dividends as the board of directors may declare. Holders of common stock are entitled to one vote for each share held in their name on all matters submitted to a vote of stockholders and do not have preemptive rights or cumulative voting rights. Holders of the Series B Preferred Stock generally vote as a single class with the holders of common stock on matters upon which the common stock is entitled to vote and, subject to adjustment in certain circumstances, are entitled to two votes for each share of Series B Preferred Stock held in their name. Holders of common stock are not subject to further calls or assessments as a result of their holding shares of common stock. In July 2003, our board of directors suspended indefinitely the payment of quarterly cash dividends on the common stock. We are currently prohibited from paying dividends on our capital stock due to restrictions under Delaware law. See “— Series B Preferred Stock” below.

      If Delta is liquidated, the holders of shares of common stock are entitled to share ratably in the distribution remaining after payment of debts and expenses and of the amounts to be paid on liquidation to the holders of shares of preferred stock.

      Wells Fargo Minnesota Bank, N.A., is the registrar and transfer agent for the common stock.

Shareowner Rights Plan

      The Shareowner Rights Plan is designed to protect stockholders against attempts to acquire Delta that do not offer an adequate purchase price to all stockholders, or are otherwise not in the best interest of Delta and our stockholders. Under the plan, each outstanding share of common stock is accompanied by one-half of a preferred stock purchase right. Each whole right entitles the holder to purchase 1/100 of a share of Series D Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment.

      The rights become exercisable only after a person acquires, or makes a tender or exchange offer that would result in the person acquiring, beneficial ownership of 15% or more of our common stock. If a person acquires beneficial ownership of 15% or more of our common stock, each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase our common stock having a market value of twice the exercise price.

      If a person acquires beneficial ownership of 15% or more of our common stock and (1) we are involved in a merger or other business combination in which Delta is not the surviving corporation or (2) we sell more than 50% of our assets or earning power, then each right will entitle its holder (other than the acquiring person) to exercise his rights to purchase common stock of the acquiring company having a market value of twice the exercise price.

      The rights expire on November 4, 2006. Delta may redeem the rights for $0.01 per right at any time before a person becomes the beneficial owner of 15% or more of our common stock. Delta may also amend the rights in any respect so long as the rights are redeemable. At December 31, 2004, 2,250,000 shares of preferred stock were reserved for issuance under the Shareowner Rights Plan.

      The rights have certain anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire Delta without conditioning the offer on redemption of the rights or on acquisition of substantially all of the rights. The rights should not, however, interfere with any merger or other business combination approved by the board of directors.

Certain Other Provisions of the Certificate

      Delaware law permits a corporation to eliminate the personal liability of its directors to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate provides for such limitation of liability.

      As permitted by Delaware law, the Certificate permits stockholder action by written consent only if such consent is unanimous. The affirmative vote of the holders of at least 75% of Delta’s then outstanding voting stock is required to amend, alter or repeal this provision.

      The Certificate also provides that any “Business Combination” involving Delta and a person (other than Delta or any subsidiary or employee benefit plan of Delta) who beneficially owns 10% or more of Delta’s voting stock (a “Related Person”) must be approved by (i) the holders of at least 75% of the votes entitled to be cast by the holders of Delta’s capital stock entitled to vote generally on the election of directors and (ii) a majority of the votes entitled to be cast by the holders of such voting stock, excluding stock beneficially owned by such Related Person (the “Voting Requirement”). The Voting Requirement does not apply if the Business Combination is approved by a majority of Continuing Directors (as defined), or complies with certain minimum price, form of consideration and other requirements. The Certificate defines Business Combination to include, among other things, (i) any merger or consolidation of Delta with, into or for the benefit of a Related Person; (ii) the sale by Delta of assets or securities to a Related Person, or any other arrangement with or for the benefit of a Related Person, which involves assets or securities valued at an amount equal to at least $15 million; (iii) the acquisition by Delta of assets or securities of a Related Person valued at an amount equal to at least $15 million: or (iv) the adoption of any plan for the liquidation or dissolution of Delta. Some of the Business Combinations to which the Voting Requirement would apply would not normally require stockholder approval under Delaware law. This provision of the Certificate cannot be amended, altered or repealed except by a vote similar to the Voting Requirement.

Series B Preferred Stock

General

      On July 10, 1989, Delta amended its Savings Plan, effective July 1, 1989, to add an employee stock ownership plan feature (the “ESOP”). In connection with the establishment of the ESOP, Delta sold 6,944,450 shares of Series B Preferred Stock to the trustee of the ESOP for $72 per share, or approximately $500 million.

      In order to finance the purchase of the Series B Preferred Stock, the ESOP issued $481,400,400 principal amount of Guaranteed Serial ESOP Notes (the “Guaranteed Serial ESOP Notes”). The Guaranteed Serial ESOP Notes are guaranteed by Delta.

      Delta is obligated to make payments to the ESOP in order for the ESOP to make payments due under the Guaranteed Serial ESOP Notes and to fund investment elections of participants. As payments on the Guaranteed Serial ESOP Notes are made, shares of Series B Preferred Stock are credited to the participants’ accounts. All shares of Series B Preferred Stock not so credited are treated as unallocated under the Savings Plan.

      The shares of Series B Preferred Stock will be held in the name of the trustee (or its nominee) until redemption or conversion, and may not be sold by the trustee or distributed outside the Savings Plan except for resale to Delta. In the event of any transfer of shares of Series B Preferred Stock to any person other than the trustee, the shares so transferred, upon such transfer, shall be automatically converted into shares of common stock,

      Each share of Series B Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6% or $4.32; is convertible into 1.7155 shares of common stock (a conversion price of $41.97), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the common stock on matters upon which the common stock is entitled to vote; and has two votes, subject to adjustment in certain circumstances. If full cumulative dividends on the Series B Preferred Stock have not been declared, paid or set apart for payment when due, Delta (i) may pay only ratable dividends (in proportion to the accumulated and unpaid dividends) on the Series B Preferred Stock and any series of stock ranking on a parity with the Series B Preferred Stock, as to dividends and (ii) subject to certain exceptions, may not pay dividends on, or make any payment on account of the purchase, redemption or other retirement of, the common stock or any other class or series of stock ranking junior to the Series B Preferred Stock.

      Effective December 2003, our board of directors suspended indefinitely the payment of dividends on our Series B Preferred Stock to comply with Delaware law. Delaware law provides that a company may pay dividends only (1) out of “surplus,” which is generally defined as the excess of the company’s net assets over the aggregate par value of its issued stock; or (2) from its net profits for the fiscal year in which the dividend is paid or the preceding fiscal year. At December 31, 2003, we had a negative “surplus” and did not meet the net profits test.

      Also, effective December 2003, our board of directors changed the form of payment we will use to redeem shares of the Series B Preferred Stock when redemptions are required under the Savings Plan. For the indefinite future, we will pay the Alternative Redemption Price (as defined below), plus accrued and unpaid dividends, in shares of our common stock rather than in cash. The Board took this action to comply with Delaware law, which generally provides that a company may not purchase or redeem shares of its capital stock for cash or other property unless it has sufficient “surplus.” During 2004, we issued 6,330,551 shares of our common stock to redeem approximately 422,000 shares of Series B Preferred Stock under the Savings Plan. We cannot reasonably estimate future issuances of common stock for this purpose due to the various factors that would affect such an estimate, including the duration of the period during which we may not redeem Series B Preferred Stock for cash under Delaware Law; the fair value of Delta common stock when Series B Preferred Stock is redeemed; and the number of shares of Series B Preferred Stock redeemed by Savings Plan participants who terminate their employment with us or elect to diversify their Savings Plan accounts.

      As of December 31, 2004, there were issued and outstanding 5,417,735 shares of Series B Preferred Stock.

Mandatory Redemption

      Delta is required to redeem shares of Series B Preferred Stock, at any time, at a redemption price (the “Alternative Redemption Price”) equal to the greater of (i) the liquidation value of the Series B Preferred Stock to be redeemed and (ii) the fair market value of the shares of common stock issuable upon conversion of the Series B Preferred Stock to be redeemed plus, in either case, accrued and unpaid dividends on such shares of Series B Preferred Stock, to enable the trustee to provide for distributions to participants or to satisfy investment elections by participants under the Savings Plan. Delta is also required to redeem all of the outstanding shares of Series B Preferred Stock, at the redemption prices described below in the first sentence under “Optional Redemption” if (i) the Savings Plan is terminated or (ii) the ESOP is terminated.

      Delta may, at its option, pay the redemption price required upon any mandatory redemption of shares of Series B Preferred Stock in cash or shares of common stock (valued at fair market value), or in a combination thereof. See “— Series B Preferred Stock — General” for a description of certain limitations imposed by Delaware law.

Optional Redemption

      The Series B Preferred Stock is redeemable, in whole or in part, at $72.00 per share, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption.

      Delta may redeem the Series B Preferred Stock, in whole or in part, at a redemption price equal to the liquidation preference of the Series B Preferred Stock to be redeemed, if a change in any law or regulation has the effect of limiting or making unavailable to Delta any of the tax deductions for amounts paid on the shares of Series B Preferred Stock when such amounts are used under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). Delta may also redeem any or all of the Series B Preferred Stock, at its option, at the Alternative Redemption Price if the Series B fails to qualify under Section 4975 of the Code. Upon the termination of a Savings Plan participant’s employment, Delta may elect to redeem any or all of the Series B Preferred Stock held for the account of such participant at the Alternative Redemption Price.

      Delta may, at its option, pay the redemption price required upon any voluntary redemption of shares of Series B Preferred Stock in cash or in shares of common stock (valued at fair market value), or in a combination thereof. See “— Series B Preferred Stock — General” for a description of certain limitations imposed by Delaware law.

Voting

      The Savings Plan provides that shares of Series B Preferred Stock allocated to the account of a Savings Plan participant will be voted by the trustee in accordance with the participant’s confidential voting instructions or, if no voting instructions are received by the trustee, in the same proportion as the votes cast on allocated shares of Series B Preferred Stock and common stock in the ESOP pursuant to participants’ confidential voting instructions. The Savings Plan further provides that shares of Series B Preferred Stock not yet allocated to any participant’s account will be voted by the trustee in proportion to the votes cast with respect to allocated shares of Series B Preferred Stock and common stock in the ESOP for which voting instructions are received.

Limitations on Directors’ Liability

      Our Certificate of Incorporation eliminates the personal liability of a director to us and our stockholders for monetary damages for certain breaches of his or her fiduciary duty as a director to the fullest extent permitted under the General Corporation Law of the State of Delaware.

      This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from certain breaches of their fiduciary duty, including grossly negligent business decisions made in connection with takeover proposals for us, and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty.

Indemnification of Directors and Officers

      Our Certificate provides that we will indemnify any of our directors, officers or employees to the fullest extent permitted by the General Corporation Law of the State of Delaware against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was our director, officer or employee. We carry insurance policies in standard form indemnifying our directors and officers against liabilities arising from certain acts performed by them in their capacities as our directors and officers. These policies also indemnify us for any sums we may be required or permitted to pay by law to our directors and officers as indemnification for expenses they may have incurred.

Exchange Listing

      Our common stock is listed on the New York Stock Exchange under the symbol “DAL”.

Anti-Takeover Effects of Delaware Law

      Delta is subject to the “business combination” provisions of Section 203 of Delaware law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	prior to the date the interested stockholder obtained such status, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to an interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Delta and, accordingly, may discourage attempts to acquire Delta even though such a transaction may offer Delta’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Davis Polk & Wardwell the following are the material United States federal income tax consequences of ownership and disposition of the notes and, in the case of Non-United States Holders (as defined below) common stock. This discussion only applies to notes and shares of common stock held as capital assets.

      This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge or other integrated transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons owning, or who have owned, more than 5% of our common stock (actually or constructively);

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

      This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Persons considering the purchase of notes or common stock are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to United States Holders

      As used herein, the term “United States Holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

The term United States Holder also includes certain former citizens and residents of the United States.

      Issue Price. Under applicable Treasury regulations, the issue price of the notes would equal their fair market value at the time they were issued if the notes were considered “publicly traded” for U.S. federal income tax purposes. If the notes were not considered publicly traded under these rules, but the notes for which they were exchanged (the “Old Notes”) were considered publicly traded, the issue price of the notes would equal the fair market value, at the time of the exchange, of the Old Notes less the fair market value of our common stock issued in connection with such exchange. If neither the notes nor the Old Notes were considered publicly traded, the issue price of the notes would equal their stated principal amount.

      The notes and the Old Notes would be considered publicly traded for these purposes if, at any time during the 60-day period ending 30 days after the notes’ issuance, the notes or Old Notes, as applicable, appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other pricing information) of one or more identified brokers, dealers or traders or actual prices of recent sales transactions. The notes or the Old Notes would also be considered publicly traded if price quotations were readily available from dealers, brokers, or traders.

      Based on information currently available to us, it appears that the notes should not be considered “publicly traded” for U.S. federal income tax purposes, but that the Old Notes should be considered publicly traded. Accordingly, we currently intend to treat the issue price of the notes as equal to the fair market value of the Old Notes at the time of the exchange less the fair market value of our common stock issued in connection with such exchange.

      Payments of Interest. Interest paid on a note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes.

      Original Issue Discount. The issue price of the notes is substantially less than their principal amount. As such, the notes are considered to have been issued at an original issue discount for U.S. federal income tax purposes. Subject to the rules relating to amortizable bond premium and acquisition premium discussed below, United States Holders of notes will be required to include original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, United States Holders of notes generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

      Constant Yield Election. A United States Holder may make an election to include in gross income all interest that accrues on the notes (including stated interest, original issue discount, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”).

      Market Discount. If a United States Holder’s tax basis in a note is less than its adjusted issue price, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount. The adjusted issue price of a note will equal the sum of the issue price of the note (determined under the rules described above) and the aggregate amount of previously accrued original issue discount. A United States Holder will be required to treat principal payments on a note, or any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition, unless this market discount has been previously included in income by the holder pursuant to an election by the holder to include market discount in income as it accrues, or pursuant to a constant yield election by the Holder as described above. If the note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the Holder as if such Holder had sold the note in a taxable transaction at its then fair market value. In addition, the holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

      Acquisition Premium. If a United States Holder’s tax basis in a note is greater than its issue price but less than or equal to the principal amount of the note, the holder will be considered to have acquired the note at an acquisition premium. Under the acquisition premium rules, the amount of original issue discount that the holder must include in its gross income with respect to the note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

      Amortizable Bond Premium. If a United States Holder’s tax basis in a note is greater than the principal amount of the note, the holder will be considered to have purchased the note with amortizable bond premium equal to such excess. The United States Holder may elect to amortize this premium, using a constant yield method, over the remaining term of the note. A United States Holder may generally use the amortizable bond premium allocable to an accrual period to offset stated interest required to be included in the Holder’s income with respect to the note in that accrual period. A Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the Holder and may be revoked only with the consent of the Internal Revenue Service. If a Holder makes a constant yield election (as described above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

      Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of a note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the Holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “Payments of Interest” above. Except as described in this paragraph, gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Exceptions to this general rule apply to the extent of any accrued market discount not previously included in the Holder’s taxable income. See “Market Discount” above.

Backup Withholding and Information Reporting

      Information returns may be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of notes. A United States Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Information reporting and backup withholding do not apply to certain exempt recipients, including all corporations. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Tax Consequences to Non-United States Holders

      As used herein, the term “Non-United States Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

      “Non-United States Holder” does not include a Holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a Holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

      Subject to the discussion below concerning backup withholding:

•	payments of principal, interest (including original issue discount) and premium on the notes by us or any paying agent to any Non-United States Holder will not be subject to United States federal withholding tax, provided that, in the case of interest,

•	the Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below;

•	a Non-United States Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note, unless the gain is effectively connected with the conduct by the Holder of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise.

Certification Requirement

      Interest and original issue discount on the notes will not be exempt from withholding tax unless the beneficial owner of that note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person.

      If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if interest (including original issue discount) on the note is effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will generally be taxed in the same manner as a United States Holder, subject to an applicable income tax treaty providing otherwise (see “Tax Consequences to United States Holders” above), except that the Holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes including the possible imposition of a 30% branch profits tax.

Common Stock-Dividends

      Dividends paid to a Non-United States Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

      The withholding tax does not apply to dividends paid to a Non-United States Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-United States Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-United States Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

      A Non-United States Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-United States Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

      We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

      Information returns will be filed with the United States Internal Revenue Service in connection with payments on the notes and dividends on our common stock. Unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the United States Internal Revenue Service in connection with the proceeds from a sale or other disposition of notes or common stock, and the Non-United States Holder may be subject to United States backup withholding tax on payments on the notes, dividends on our common stock or on the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest and original issue discount described above will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the Non-United States Holder’s United States federal income tax liability and may entitle the Non-United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the shares of common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock will be the purchase price of the notes or shares of common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of notes or shares of common stock to be made directly or through agents.

      The notes and the shares of common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts or commissions from the selling securityholders or the purchasers of the notes and the shares of common stock. These discounts or commissions may be in excess of those customary in the types of transactions involved.

      The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business; and at the time of its purchase of the notes and shares of common stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes and shares of common stock. As a result, any profits on the sale of the notes and the shares of common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers purchased the notes and shares of common stock outside of the ordinary course of business or, at the time of the purchase of the notes and shares of common stock, had any agreements or understandings, directly or indirectly, with any person to distribute the notes and shares of common stock.

      If the notes and the shares of common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. The rules of the National Association of Securities Dealers, Inc. prohibit a member from participating in the underwriting of a public offering of securities that would result in underwriting compensation for such member equal to or greater than 8% of the gross proceeds of such offering.

      The notes and the shares of common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions (which may involve block transactions):

•	on any national securities exchange or quotation service on which the debt securities and shares of common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

      In connection with the sales of the notes and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or the shares of common stock in the course of hedging their positions. The selling securityholders may also (1) sell the notes and shares of common stock short and use shares or notes held by it to close out such short positions, or (2) loan or pledge the notes or the shares of common stock to broker-dealers that in turn may sell the notes and the shares of common stock.

      A short sale of the notes or the shares of common stock by a broker-dealer, financial institution or selling securityholder would involve the sale of such notes or shares of common stock that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of the notes or the shares of common stock a broker-dealer, financial institution or selling securityholder may purchase the notes or our common stock on the open market to cover positions created by short sales. In determining the source of the notes or shares of common stock to close out such short positions, the broker-dealer, financial institution or selling securityholders may consider, among other things, the price of shares of the notes or common stock available for purchase in the open market.

      At the time a particular offering of the securities is made, if required, a prospectus supplement or post-effective amendment will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders.

      Our common stock trades on the New York Stock Exchange under the symbol “DAL.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors — Risk Factors relating to the Notes.”

      We cannot assure you that any selling securityholder will sell any or all of the notes or the shares of common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the shares of common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and shares of common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

      The selling securityholders and any other person participating in the sale of notes or the shares of common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the shares of common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of common stock.

      Under the registration rights agreements filed as exhibits to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the performance of our obligations under the registration right agreements other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

      The validity of the issuance of the notes and shares of common stock offered hereby will be passed upon for Delta by Leslie P. Klemperer, Vice President — Deputy General Counsel of Delta.

EXPERTS

      The consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated in this prospectus by reference from Delta’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in (1) their report dated March 9, 2005 relating to the consolidated financial statements of Delta Air Lines, Inc. (which report expresses an unqualified opinion on the Company’s consolidated financial statements and includes explanatory paragraphs relating to the Company’s ability to continue as a going concern and the Company’s change in its method of accounting for goodwill and other intangible assets, effective January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142) and (2) their report dated March 9, 2005 relating to management’s report on the effectiveness of internal control over financial reporting, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$24,580
Trustees fees and expenses	2,500
Printing	25,000
Legal fees and expenses (including Blue Sky fees)	150,000
Accounting fees and expenses	30,000
Miscellaneous	2,920

Total	$235,000

      Each of the amounts set forth above, other than the Registration fee, is an estimate.

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

      The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (ii) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 16.	Exhibits.

      (a) The following exhibits are filed as part of this Registration Statement:

3	.1.	Delta’s Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).*
3.2		Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).*
4	.1.	Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (Filed as Exhibit 1 to Delta’s Form 8-A/ A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/ A Registration Statement dated July 30, 1999).*
4	.2.	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and Series D Junior Participating Preferred Stock (Filed as part of Exhibit 3.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
4	.3.	Indenture, dated as of November 24, 2004 between Delta and The Bank of New York, as Trustee, relating to $135,202,000 principal amount of 8.00% Notes due 2007.**
4	.4.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein relating to $135,202,000 principal amount of 8.00% Notes due 2007.**
4	.5.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein, relating to 5,488,054 shares of common stock.**
4	.6.	Registration Rights Agreement dated as of November 15, 2004 between Delta and the Aircraft Parties, relating to 4,350,000 shares of common stock.**

5	.1.	Opinion of Leslie P. Klemperer, Vice President — Deputy General Counsel, regarding the validity of the securities.**
12	.1.	Statement regarding computations of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each fiscal year in the five-year period ended December 31, 2004.
23	.1.	Consent of Independent Registered Public Accounting Firm.
23	.2.	Consent of Leslie P. Klemperer, Vice President — Deputy General Counsel (see Exhibit 5.1).**
23.3		Consent of Davis Polk & Wardwell.**
24	.1.	Powers of Attorney (included on the signature page).**
25	.1.	Statement of Eligibility of Trustee.**

*	Incorporated by reference.

**	Previously filed.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 14th day of April, 2005.

DELTA AIR LINES, INC.

By:	/s/ MICHAEL J. PALUMBO

Name: Michael J. Palumbo

Title:	Executive Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities as of April 14, 2005.

Signature		Title

* Gerald Grinstein		Chief Executive Officer and Director (Principal Executive Officer)

* John F. Smith, Jr.		Chairman of the Board

/s/ MICHAEL J. PALUMBO Michael J. Palumbo		Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Edward H. Budd		Director

* David R. Goode		Director

Arthur E. Johnson		Director

* Karl J. Krapek		Director

* Paula Rosput Reynolds		Director

* Joan E. Spero		Director

* Larry D. Thompson		Director

* Kenneth B. Woodrow		Director

*By:	/s/ MICHAEL J. PALUMBO Michael J. Palumbo as Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number
                                                         Description

3	.1.	Delta’s Certificate of Incorporation (Filed as Exhibit 3.1 to Delta’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).*
3.2		Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on January 27, 2005).*
4	.1.	Rights Agreement dated as of October 24, 1996, between Delta and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto dated as of July 22, 1999 (Filed as Exhibit 1 to Delta’s Form 8-A/ A Registration Statement dated November 4, 1996, and Exhibit 3 to Delta’s Amendment No. 1 to Form 8-A/ A Registration Statement dated July 30, 1999).*
4	.2.	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock and Series D Junior Participating Preferred Stock (Filed as part of Exhibit 3.1 to Delta’s Annual Report on Form 10-K for the year ended December 31, 2003).*
4	.3.	Indenture, dated as of November 24, 2004 between Delta and The Bank of New York, as Trustee, relating to $135,202,000 principal amount of 8.00% Notes due 2007.**
4	.4.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein relating to $135,202,000 principal amount of 8.00% Notes due 2007.**
4	.5.	Registration Rights Agreement dated as of November 24, 2004 between Delta and the holders listed therein, relating to 5,488,054 shares of common stock.**
4	.6.	Registration Rights Agreement dated as of November 15, 2004 between Delta and the Aircraft Parties, relating to 4,350,000 shares of common stock.**
5	.1.	Opinion of Leslie P. Klemperer, Vice President — Deputy General Counsel, regarding the validity of the securities.**
12	.1.	Statement regarding computations of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each fiscal year in the five-year period ended December 31, 2004.
23	.1.	Consent of Independent Registered Public Accounting Firm.
23	.2.	Consent of Leslie P. Klemperer, Vice President — Deputy General Counsel (see Exhibit 5.1).**
23.3		Consent of Davis Polk & Wardwell.**
24	.1.	Powers of Attorney (included on the signature page).**
25	.1.	Statement of Eligibility of Trustee.**

*	Incorporated by reference.

**	Previously filed.